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VOOSTER
Authentic and Honest Social Media
Gergory O'Neil
2.5K Views
Sunset on the beach. Couldn't get any better than this forever.
Sunset on the beach. Couldn't get any better than this for ever.
Sara Johnson
52 Views
RESPONSES
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Yearly Chapter

Type of Security
Common Equity

Pre-Money Valuation
$3,671,145

Days Left
112

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Founded Mar 2017

Phillipsburg, NJ

Technology

HIGHLIGHTS

http://www.vooster.co

Less than 20% Funded

Committed **$0**

Target
$10,000 - $107,000

Minimum Investment
$100

ABOUT | TEAM | DOCUMENTS | OVERVIEW AND TERMS | FAQ | ASK A QUESTION | INVEST

ABOUT VOOSTER

Vooster is a new type of video sharing social network that offers instant "on the fly" video sharing between users. By emphasizing immediate video postings without editing or alteration of the live videos in any way, Vooster both protects its members and offers exciting new opportunities for members. Adult Vooster members are able to share talents and skills in contests with one-another for cash prizes without unfairly falsified or edited videos. AND, Vooster's authentic video posting system also provides a safer environment for teenagers to share video posts without the risk of false posts by adults or anonymous bullying by people hiding behind fake IDs.

Vooster's revolutionary and simplified video posting system creates a new way for users to share and interact, unlike any other video posting system.

WHY YOU SHOULD INVEST

Vooster is not just another social network, Vooster is revolutionizing how people share their lives. Since launching Vooster has seen tremendous growth of users without any large marketing campaign as well as tons of interest from small and medium-sized business wanting to market and promote themselves through our unique business marketing platform. Users are loving the app saying “Best thing since sliced bread”, “I love this app”, and best yet “I didn’t know what to expect when I downloaded this app, but I am certainly not disappointed! Taking videos and connecting in this format is more personal than all other apps out there and that’s what I am always looking for. The app is easy to use and navigate and has crisp look to it.” Along with our users base growing and all the positive feedback we are getting, we have started generating revenue from our in-stream advertisements. Become part of the Vooster family today.


Vooster
Gergory O'Neil
2.5K Views
The last game racing down a dirt road.
VOOSTER
2:50
15:50
Sunset on the beach. Couldn't get any better than this for ever.
Gergory O'Neil
2.5K Views
Vooster
What's New
Popular
Private
Profile
Gergory O'Neil
2,421
FOLLOWERS
2,421
FOLLOWERS
2,500
VIEWS
Daily Chapter
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HOW WE INTEND TO MAKE MONEY

Vooster's revenue streams will be from ads, sponsored contests, and monthly membership fees. Vooster has already started gaining revenue from its in-stream advertisements. The potential for these revenue streams is big. Online gaming and contests generate staggering amounts of revenues per year, for example, online Fantasy Football leagues generate $70 billion per year, according to Forbes. Vooster is similar in that it offers "games of skill" between users.

WHY WE ARE RAISING CAPITAL, AND WHAT WE'LL DO WITH IT

Vooster is raising capital so that it can pay for IOS updates as well as develop an Andriod version of the app/network. We are also raising capital so that we
Vooster is raising capital so that it can pay for IOS updates as well as develop an Andriod version of the app/network. We are also raising capital so that we
can start an aggressive marketing campaign to get our users. The investment proceeds will also cover costs such as legal fees, backend storage fees, and other misc costs.

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PROBLEM

Vooster is solving the major problems with current social media platforms. For teens, Vooster prevents cyberbullying and stalking from adult users by eliminating anonymous logins and fake IDs as well as ensuring authentic video chats and blogs in a safe environment. For adults, Vooster's authentic video chatting allows members to compete to win cash prizes in various "Best Video" categories and allows them to scrapbook their or their families lives.

SOLUTION

Vooster helps prevent cyberbullying by only allowing users to post via video and having a verified account this make sure people cant hide behind fake accounts and type hateful messages. Vooster also eliminates the risk of stalking and harassment from adults because of its split age grouping. This adds extra levels of security and safety for minors.
For adults, Vooster offers the best network for people to share and keep track of their lives via video. Vooster also allows adults to enter contest

MARKET SIZE

Our market is people aged 13-30 who use current social media platforms. In this market, there are roughly 57 million people.

WHO ARE THE USERS

Our target and current customers range from 13-30 most being high school and college-aged kids.

SALES AND MARKETING STRATEGY

Vooster will attack the market in two major ways. Vooster will have large advertising campaigns on Snap, Twitter, Facebook, and Instagram. These campaigns will be through the companies themselves and also through independent users. These campaigns will reach millions of people. Vooster will also reach its market through colleges. Vooster has many connections throughout many colleges. We will hold contests or other advertising campaigns to get people to sign up.

COMPETITORS

Vooster will have to compete against all the other major social networks such as Snap, Facebook, Instagram, and Twitter, however, Voosters platform and backend is so different from these companies that we will easily set ourselves apart in the market.

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COMPETITIVE ADVANTAGE

Vooster biggest competitive advantage is our backend and how the platform is formatted. Becuase of how different out backend and formatting is current social networks will not be able to incorporate our best features into their platforms without completely changing their platform. This will lead to them acquiring us because it will be easier for them.

EXIT STRATEGY

We are looking to get acquired in 3-7 years by a large technology company such as Google, Facebook, Twitter, or Snap. If you look at their previous buyout prices in our field they range for $100 million to $20 billion so we anticipate a price within that range.

TEAM

The drive and passion the Vooster team has is not comparable to any other start-up team out there. Our team is not only overly passionate about making Vooster the next SnapChat, but they are also extremely qualified with our CFO managing venture capital firms, our CTO developing the FedEx track my package system, and our advisors being involved with the startup of countless businesses. So, Vooster is not only a proven product back by two years of market research, users, investors, and businesses wanting to join the network, it also has the team that can turn our goals into reality.

TEAM



ZACH LIPTAK

CEO/Founder/President

I'm Zach Liptak, Founder and CEO of Vooster. I built an ad agency from the ground up when I was 16 years old and sold it for $150,000 at age 18. I have reinvested in Vooster a... Read More

Kent State University



ROBERT COLEMAN

Advisor

Robert Coleman is President of the Pacific Venture Club in Northern CA, http://www.pacificventureclub.com. He has worked with startups and entre... Read More

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ARTICLES AND PRESS

"The Next Big Thing to Hit Social Media – Vooster Video App Launches on iOS"
- prweb.com

DOCUMENTS

Official filing on SEC.gov

Company documents
Financials

Company documents
Investor Presentation

OVERVIEW AND TERMS

FUNDRAISING DESCRIPTION	
Type of Security	Pre-Money Valuation
Common Equity	**$3,671,145**
Minimum Investment	Price per Share
$100	**$0.9**
Minimum # of Shares	Maximum # of Shares
11,111	**118,889**

PERKS	
Invest **$1,000** or more	The investor will receive swag box containing shirt, hat, stickers and business cards.
Invest **$10,000** or more	The investor will receive the swag box as well as a verified account and free monthly membership for life once that update is released.
Invest **$50,000** or more	The investor will receive the perks from the $1,000 and $10,000 offer as well an invitation to the launch party when our offices open for the first time to gain an opportunity to meet me and the team behind Vooster.
Invest **$100,000** or more	The investor will receive the perks from the $1,000, $10,000, and $50,000 offer as well as the possibility of a seat on the board.

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FAQ

What does Vooster stand for?

Vooster is a combination of the word Video and Booster. Video because the network is 100% video based and Booster because when using the network it is supposed to Boost your emotions into a more positive state.

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